SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Press Release announcing commencement of Tender Offer for Cash for Any and All of YPF Sociedad Anonima’s 8.875% Senior Notes due 2018.

YPF Sociedad Anónima Announces Commencement of Tender Offer for Cash for Any and All of its 8.875% Senior Notes due 2018

Buenos Aires, September 10, 2018 – YPF Sociedad Anónima (“YPF”) today announced that it has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding US$452,198,000 aggregate principal amount of 8.875% Senior Notes due 2018 (the “Notes”) (144A CUSIP / ISIN Nos. 984245 AJ9/US984245AJ90 and Reg S CUSIP / ISIN P989MJ AU5/USP989MJAU54).

The Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on September 17, 2018, unless extended or earlier terminated (such time, as may be extended, the “Expiration Time”). Holders who validly tender their Notes prior to the Expiration Time will be eligible to receive US$1,005 for each US$1,000 principal amount of Notes, plus accrued interest.

Completion of the Tender Offer is subject to certain market and other conditions. Settlement of the Tender Offer is expected to occur on the first business day following the Expiration Time, unless terminated.

Tendered Notes may be withdrawn at any time at or prior to the earlier of the Expiration Time and, in the event that the Tender Offer is extended, the tenth business day after commencement of the Tender Offer. Tendered Notes may be withdrawn at any time after the 60th business day after commencement of the Tender Offer if for any reason the offer has not been consummated within 60 business days after commencement.

Upon the terms and subject to the conditions of the Tender Offer set forth in the Offer to Purchase, dated as of September 10, 2018 (the “Offer to Purchase”), all Notes validly tendered and not validly withdrawn or with respect to which a properly completed and duly executed Notice of Guaranteed Delivery (as described in the Offer to Purchase) is delivered at or prior to the Expiration Time, as applicable, will be accepted for purchase. The Company reserves the absolute right to amend, terminate or withdraw the Tender Offer in its sole discretion, subject to disclosure and other requirements as required by applicable law. In the event of termination or withdrawal of the Tender Offer, Notes tendered and not accepted for purchase pursuant to the Tender Offer will be promptly returned to the tendering holders.

The complete terms and conditions of the Tender Offer are described in the Offer to Purchase, the related Letter of Transmittal and a Notice of Guaranteed Delivery, copies of which may be obtained from D.F. King & Co., Inc., the tender agent and information agent (the “Tender Agent and Information Agent”) for the Tender Offer, at www.dfking.com/ypf, by telephone at (800) 628-8509 (U.S. toll free) and (212) 269-5550 (collect), in writing at 48 Wall Street, 22nd Floor New York, New York 10005, or by email to ypf@dfking.com.

YPF has engaged Itau BBA USA Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Itau BBA USA Securities Inc. by telephone at +1 (888) 770-4828 (U.S. toll free) or + 1 (212) 710-6749 (collect) and Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at +1 (888) 292-0070 (U.S. toll free) or +1 (646) 855-8988 (collect).

None of YPF, the Dealer Managers, the Tender Agent and Information Agent or the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Notes. The Tender Offer is being made solely by means of the Offer to Purchase and the related Letter of Transmittal. The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of YPF by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the tender for Notes and whether or not YPF will consummate the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Argentina and South America, existing and future governmental regulations, fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals. Additional information concerning potential factors that could affect the company’s financial results is included in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and its current reports filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 10, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer